UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AXONICS MODULATION TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

05465P101
(CUSIP Number)

Raphaël Wisniewski BioDiscovery 4 FCPR 374 Rue Saint-Honore Paris 75001 949-396-6322
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05465P101	SCHEDULE 13D

1	NAMES OF REPORTING PERSON: Andera Partners I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,657,461(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,657,461(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,657,461(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)
1,924,128 shares are held of record by FCPR (as defined below) and 733,333 shares are held of record by BioDiscovery 5 (as defined below). Andera (as defined below) is the manager of FCPR and BioDiscovery 5, and may be deemed to have voting, investment and dispositive power with respect to these securities. Wisniewski (as defined below) is a partner of Andera, and may be deemed to share voting and dispositive power over the shares held by FCPR and BioDiscovery 5.

(2)
Based on 39,118,975 shares of Common Stock (as defined in Item 1 below) outstanding as of May 12, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2020 and as updated based on the final prospectus dated May 7, 2020 and filed by the Issuer with the Commission on May 11, 2020 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 05465P101	SCHEDULE 13D

1	NAMES OF REPORTING PERSON: BioDiscovery 4 FCPR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,924,128(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,924,128(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,924,128(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)
Andera is the manager of FCPR and may be deemed to have voting, investment and dispositive power with respect to these securities. Wisniewski is a partner of Andera, and may be deemed to share voting and dispositive power over the shares held by FCPR.

(2)
Based on 39,118,975 shares of Common Stock outstanding as of May 12, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 5, 2020 and as updated based on the final prospectus dated May 7, 2020 and filed by the Issuer with the Commission on May 11, 2020 pursuant to Rule 424(b)(5) under the Securities Act.

CUSIP No. 05465P101	SCHEDULE 13D

1	NAMES OF REPORTING PERSON: BioDiscovery 5 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 733,333(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 733,333(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 733,333(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)
Andera is the manager of BioDiscovery 5 and may be deemed to have voting, investment and dispositive power with respect to these securities. Wisniewski is a partner of Andera, and may be deemed to share voting and dispositive power over the shares held by BioDiscovery 5.

(2)
Based on 39,118,975 shares of Common Stock outstanding as of May 12, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 5, 2020 and as updated based on the final prospectus dated May 7, 2020 and filed by the Issuer with the Commission on May 11, 2020 pursuant to Rule 424(b)(5) under the Securities Act.

CUSIP No. 05465P101	SCHEDULE 13D

1	NAMES OF REPORTING PERSON: Raphaël Wisniewski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,657,461(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,657,461(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,657,461(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)
1,924,128 shares are held of record by FCPR and 733,333 shares are held of record by BioDiscovery 5. Andera is the manager of FCPR and BioDiscovery 5, and may be deemed to have voting, investment and dispositive power with respect to these securities. Wisniewski is a partner of Andera, and may be deemed to share voting and dispositive power over the shares held by FCPR and BioDiscovery 5.

(2)	Based on 39,118,975 shares of Common Stock outstanding as of May 12, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 5, 2020 and as updated based on the final prospectus dated May 7, 2020 and filed by the Issuer with the Commission on May 11, 2020 pursuant to Rule 424(b)(5) under the Securities Act.

CUSIP No. 05465P101	SCHEDULE 13D

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Axonics Modulation Technologies, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 21, 2018 (as amended by Amendment No. 1 thereto filed on December 3, 2019 and Amendment No. 2 thereto filed on January 24, 2020, the “Original Filing”). This Amendment No. 3 is being filed to reflect the sale by BioDiscovery 4 FCPR (“FCPR”) of 300,000 shares of Common Stock in the open market. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined in this Amendment No. 3 have the meaning given them in the Original Filing.
Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following information:

On May 8, 2020, FCPR sold 194,051 shares of the Issuer’s Common Stock in the open market through broker’s transactions at a weighted average price of $35.176 per share. The shares were sold in multiple transactions at prices ranging from $35.00 to $35.71 per share.

On May 11, 2020, FCPR sold 22,434 shares of the Issuer’s Common Stock in the open market through broker’s transactions at a weighted average price of $35.142 per share. The shares were sold in multiple transactions at prices ranging from $35.00 to $35.30 per share.

On May 12, 2020, FCPR sold 17,406 shares of the Issuer’s Common Stock in the open market through broker’s transactions at a weighted average price of $35.422 per share. The shares were sold in multiple transactions at prices ranging from $35.00 to $36.19 per share.

On May 13, 2020, FCPR sold 20,978 shares of the Issuer’s Common Stock in the open market through broker’s transactions at a weighted average price of $35.563 per share. The shares were sold in multiple transactions at prices ranging from $35.00 to $35.98 per share.

On May 14, 2020, FCPR sold 32,355 shares of the Issuer’s Common Stock in the open market through broker’s transactions at a weighted average price of $35.417 per share. The shares were sold in multiple transactions at prices ranging from $35.01 to $35.75 per share.

On May 15, 2020, FCPR sold 12,776 shares of the Issuer’s Common Stock in the open market through broker’s transactions at a weighted average price of $35.220 per share. The shares were sold in multiple transactions at prices ranging from $35.01 to $35.42 per share.

As a result of the above transactions, the percentage of outstanding shares of Common Stock that FCPR beneficially owns was reduced by more than one percent.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Based on 39,118,975 shares of Common Stock outstanding as of May 12, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 5, 2020 and as updated based on the final prospectus dated May 7, 2020 and filed by the Issuer with the Commission on May 11, 2020 pursuant to Rule 424(b)(5) under the Securities Act.

FCPR is the record holder of an aggregate of 1,924,128 shares of Common Stock, which represents beneficial ownership of approximately 4.9% of the outstanding shares of Common Stock. BioDiscovery 5 is the record holder of an aggregate of 733,333 shares of Common Stock, which represents beneficial ownership of approximately 1.9% of the outstanding shares of Common Stock.

Andera, as the manager of FCPR and BioDiscovery 5, has the power to vote and dispose of securities held by FCPR and BioDiscovery 5 and may be deemed to beneficially own the securities held of record by FCPR and BioDiscovery 5. Wisniewski is a partner of Andera. Wisniewski shares the decision-making power of Andera with respect to the voting and disposition of the securities of the Issuer beneficially owned by FCPR and BioDiscovery 5. As a result, Wisniewski may be deemed to beneficially own the securities of the Issuer held of record by FCPR and BioDiscovery 5. As a result, Wisniewski may beneficially own an aggregate of 2,657,461 shares of Common Stock, or approximately 6.8% of the outstanding Common Stock.

(b) Andera and Wisniewski have shared power to vote and dispose of 2,657,461 shares of Common Stock. FCPR has shared power to vote and dispose of 1,924,128 shares of Common Stock. BioDiscovery 5 has shared power to vote and dispose of 733,333 shares of Common Stock.

(c) Except as reported in this Amendment No. 3, none of the Reporting Persons have effected any transactions in the Issuer’s securities within the past 60 days.

(d) Only FCPR has the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer owned by FCPR. Similarly, only BioDiscovery 5 has the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer owned by BioDiscovery 5.

(e) Not applicable.

CUSIP No. 05465P101	SCHEDULE 13D

Signatures
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: May 21, 2020	By:	ANDERA PARTNERS /s/ Raphaël Wisniewski
		Name:	Raphaël Wisniewski
		Title:	Partner

By:	BIODISCOVERY 4 FCPR By: Andera Partners Its: Manager /s/ Raphaël Wisniewski
	Name:	Raphaël Wisniewski
	Title:	Partner

By:	BIODISCOVERY 5 By: Andera Partners Its: Manager /s/ Raphaël Wisniewski
	Name:	Raphaël Wisniewski
	Title:	Partner

By:	/s/ Raphaël Wisniewski
Raphaël Wisniewski